UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

       For the month of March, 2016

       Commission File Number 001-35463

Taro Pharmaceutical Industries Ltd.

(Translation of registrant’s name into English)

14 Hakitor Street, Haifa Bay 2624761, Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F   ☒     Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.  Yes   ☐     No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____.

Taro Pharmaceutical Industries Ltd. c/o Taro Pharmaceuticals U.S.A., Inc. Three Skyline Drive Hawthorne, New York 10532 (NYSE: TARO)

FOR IMMEDIATE RELEASE
CONTACTS: Michael Kalb GVP, CFO (914) 345-9001 Michael.Kalb@taro.com	William J. Coote (914) 345-9001 William.Coote@taro.com

TARO ANNOUNCES $250 MILLION SHARE REPURCHASE AUTHORIZATION

Hawthorne, NY, March 15, 2016 – Taro Pharmaceutical Industries Ltd. (NYSE: TARO) announced today that its Board of Directors has approved a $250 million share repurchase authorization of its ordinary shares.

Repurchases may be made from time to time at the Company’s discretion, based on ongoing assessments of the capital needs of the business, the market price of its stock, and general market conditions.  No time period has been set for the repurchase program, and any such program may be suspended or discontinued at any time.

The repurchase authorization enables the Company to purchase its ordinary shares from time to time through open market purchases, negotiated transactions or other means, including 10b5-1 trading plans in accordance with applicable securities laws or other restrictions.

About Taro
Taro Pharmaceutical Industries Ltd. is a multinational, science-based pharmaceutical company, dedicated to meeting the needs of its customers through the discovery, development, manufacturing and marketing of the highest quality healthcare products.  For further information on Taro Pharmaceutical Industries Ltd., please visit the Company’s website at www.taro.com.

SAFE HARBOR STATEMENT
Certain statements in this release are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.  Although the Company believes the expectations reflected in such forward-looking statements to be based on reasonable assumptions, it can give no assurances that its expectations will be attained, including without limitation statements in this press release regarding Taro's intention to repurchase shares of its common stock under the share repurchase program, and the anticipated source of funding for those repurchases.  Factors that could cause actual results to differ include the market price of Taro’s stock, the nature of other investment opportunities presented to Taro, cash flows,general domestic and international economic conditions, industry and market conditions, changes in the Company's financial position, litigation brought by any party in any court in Israel, the United States, or any country in which Taro operates, regulatory and legislative actions in the countries in which Taro operates, and other risks detailed from time to time in the Company’s SEC reports, including its Annual Reports on Form 20-F.  Forward-looking statements are applicable only as of the date on which they are made.  The Company undertakes no obligations to update, change or revise any forward-looking statement, whether as a result of new information, additional or subsequent developments or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:  March 15, 2016

TARO PHARMACEUTICAL INDUSTRIES LTD.

By:   /s/ Subramanian Kalyanasundaram
        Name:  Subramanian Kalyanasundaram
        Title:    Chief Executive Officer and Director